SEC

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MAR 05 2018

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SEC FILE NUMBER
8-31955

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Carriere 651-665-3045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securian Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1984.

Minneapolis, Minnesota
February 28, 2018

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2017

(in thousands)

Assets		
Cash and cash equivalents	$	11,158
Securities owned, at fair value		13,528
Commissions receivable		7,170
Due from affiliates		684
Other receivables		1,955
Software, net of accumulated amortization of $5,207		2,367
Prepaid expenses		924
Deposit with clearing organizations		120
Total assets	$	37,906
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	6,950
Accrued expenses		1,240
Income tax liability:		
Current		424
Deferred		90
Due to affiliates		2,039
Other liabilities		1,123
Total liabilities		11,866
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		53,216
Accumulated deficit		(27,176)
Total stockholder's equity		26,040
Total liabilities and stockholder's equity	$	37,906

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2017

(in thousands)

Revenues:		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	15,925
Investment advisory and financial planning fees		121,256
Affiliated variable life, variable annuities and other products		93,911
Variable life, variable annuities, mutual funds and other products		71,199
Fee income received from affiliates		1,200
Other income		10,024
Net investment income		253
Net trading and investment gains		1,033
		314,801
Expenses:		
Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		15,925
Investment advisory and financial planning		97,617
Affiliated variable life, variable annuities and other products		93,911
Variable life, variable annuities, mutual funds and other products		61,801
Salaries and benefits		20,282
Registration fees		1,751
Clearing fees		280
General and administrative expenses		13,520
		305,087
Income from operations before taxes		9,714
Income tax expense:		
Current		3,108
Deferred		415
Total income tax expense		3,523
Net income	$	6,191

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2017

(in thousands)

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2016	$ 53,216	$ (33,367)	$ 19,849
Net income	-	6,191	6,191
Balances at December 31, 2017	$ 53,216	$ (27,176)	$ 26,040

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2017

(in thousands)

Cash flows used for operating activities		
Net income	$	6,191
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		395
Deferred tax provision		415
Net trading and investment gains		(1,033)
Change in operating assets and liabilities:		
Increase in commissions receivable		(293)
Increase in due from affiliates		(8)
Increase in other receivables		(1,083)
Decrease in prepaid expenses		133
Increase in commissions payable		356
Increase in accrued expenses		186
Change in income tax payable - current		201
Increase in due to affiliates		360
Decrease in other liabilities		(46)
Net cash provided by operating activities		5,774
Cash flows used for investing activity		
Additions to capitalized software		(1,510)
Net cash used for investing activity		(1,510)
Increase in cash and cash equivalents		4,264
Cash and cash equivalents at beginning of year		6,894
Cash and cash equivalents at end of year	$	11,158

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable and fixed annuity contracts, variable life insurance policies and certain equity indexed annuity contracts and life insurance policies. The Company is also the distributor of Securian Life Insurance Company's (Securian Life), a subsidiary of Minnesota Life, variable life insurance policies and certain equity indexed life insurance policies. Additionally, the Company also sells mutual funds, annuity contracts and insurance policies sponsored by third parties. The Company does not hold or carry securities for customer accounts. The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity, investment advisory and financial planning sales and other products is earned and recognized on the trade date. Commission amounts due to the Company are included in commissions receivable on the statement of financial condition, less an estimate made for doubtful commission receivables based on a review of outstanding amount on a monthly basis. At December 31, 2017, the Company had no allowance for doubtful commission receivables. Related commission expense due to agents on such sales is also recognized on the trade date. Commission income based on assets under management is recorded as revenue when received along with the related commission expense due to the agents on such sales. Unpaid commission amounts due to agents is included in commissions payable on the statement of financial condition.

Under an assignment agreement with Minnesota Life, the Company receives and recognizes upon receipt, 12b-1 fees from the affiliated Securian Funds Trust funds portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Securities Owned and Related Income

Securities owned are comprised of equity securities and are recorded on a trade date basis at fair value on the statement of financial condition. Changes in fair value of equity securities are included in net trading and investment gains on the statement of operations. The Company recognizes dividend income upon the declaration of the dividend. Dividend income is included in net investment income on the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market funds to be cash equivalents.

Other Receivables

Other receivables are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2017, the Company had no allowance for doubtful receivables. Other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due other receivables balances.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactments dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2017, the Company had unamortized software costs of $2,367.

(3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates, equity
- Business and operational-related risks such as those related to liquidity, competition, cyber or other information security, fraud, and overall risk management.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statements.

(Continued)

(in thousands)

(4) New Accounting Pronouncements

Future Adoption of New Accounting Pronouncements

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain transactions are to be presented on the statement of cash flows. ASU 2016-15 is effective for the annual reporting period beginning January 1, 2018 and is required to be applied on a retrospective basis. The adoption of this guidance is not expected to have an impact on the Company's financial statements other than cash flow presentation.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is intended to make targeted improvements to the reporting model for financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income along with certain other measurement and disclosure enhancements. ASU 2016-01 is effective for annual reporting periods beginning on January 1, 2018. Prospective application is required with a cumulative-effect adjustment as of the beginning of the period of adoption. The adoption of this guidance is not expected to have an impact on the Company's financial statements other than possible modifications to disclosures or presentations.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The guidance requires an entity to recognize revenue reflecting the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for that good and service. The guidance also requires additional disclosures. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company will adopt the guidance on January 1, and plans to apply the guidance retrospectively with a cumulative effect adjustment to accumulated deficit. Upon adoption of the guidance, the Company expects to recognize a decrease of approximately $52, to accumulated deficit, net of tax. The Company does not expect the adoption of the guidance to have a material impact on future revenue and net income.

(5) Investments

Fair Value of Financial Instruments

The fair value of the Company's financial assets have been determined using available market information as of December 31, 2017. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses the market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable assets maximizing the use of observable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Company.

The Company is required to categorize its financial assets and liabilities recorded on the statement of financial position according to a hierarchy. All of the investments reported by the Company are based on Level 1 of this hierarchy. The fair value is based on unadjusted quoted prices for identical assets in an active market.

	December 31, 2017			
	Level 1	Level 2	Level 3	Total
Securities owned				
Equities	$ 13,528	$ -	$ -	$ 13,528
Total investments	13,528	-	-	13,528
Cash equivalents	756	-	-	756
Total financial assets	$ 14,284	$ -	$ -	$ 14,284

(Continued)

(in thousands)

(5) Investments (Continued)

The Company did not hold any Level 2 or Level 3 financial instruments during the year ended December 31, 2017. There were no transfers between Levels for the year ended December 31, 2017.

The portion of net trading and investment gains that relates to securities still held at December 31, 2017 was $1,033.

Net Investment Income

Securities owned	$	257
Cash equivalents		3
Gross investment income		260
Investment expenses		(7)
Total	$	253

(6) Related Party Transactions

The Company is the distributor of Minnesota Life's fixed and variable annuity, variable life and certain life and annuity indexed products and is also the distributor of Securian Life's fixed annuity, variable life and certain indexed life insurance products. The Company received compliance fees of $1,200 during 2017, which is included in fee income received from affiliates in the statement of operations, from Minnesota Life and Securian Life for performing compliance functions for these products. The Company also recognized commission income, which is included in commissions and distribution and service fee income: affiliated variable life, variable annuities and other products in the statement of operations of $93,911 in 2017 related to distribution activities, of which $2,223 was included in commissions receivable in the statement of financial condition at December 31, 2017.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a trust. The Company received fees of $982 for the year ended December 31, 2017, which is included in commissions and distribution and service fee income: variable life, variable annuities, mutual funds and other products in the statement of operations, of which $208 was included in due from affiliates in the statement of financial condition at December 31, 2017.

Under management services agreements with Minnesota Life, H. Beck, Inc. (H. Beck), Securian Life and STC, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising, and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life, H. Beck, Securian Life or STC or these expenses are incurred on behalf of the Company by Minnesota Life, H. Beck, Securian Life or STC. For the year ended December 31, 2017, the Company was charged net expenses totaling $12,346 of which $1,607 was included in due to affiliates in the statement of financial condition and $183 was included in due from affiliates in the statement of financial condition at December 31, 2017. The agreement with H. Beck was terminated effective December 1, 2017.

Under an assignment agreement with Minnesota Life, 12b-1 fees from affiliated Securian Funds Trust, the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. During 2017, $15,925 was received and $15,477 was transferred. $15,925 was included in commissions and distribution and service fee income: 12b-1 fees from insurance products and commissions and distribution and service fee expense: 12b-1 fees form insurance products in the statement of operations. At December 31, 2017, $432 was payable to Minnesota Life and included in due to affiliates in the statement of financial condition.

For the year ended December 31, 2017, included in the $15,925 commissions and distribution and service fee income: 12b-1 fees from insurance products in the statement of operations is $7,971 of distribution and service fee income related to agreements with certain investment companies managed by an affiliate, Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

(*in thousands*)

(6) Related Party Transactions (Continued)

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2017, the Company charged expenses totaling $2,136, and $293 was included in due from affiliates in the statement of financial condition at December 31, 2017 for such expenses.

Under a marketing services agreement with CRI Securities, LLC (CRI), the Company pays commissions for the sale of certain insurance products. For the year ended December 31, 2017, the Company paid commissions of $4,519 included in commissions and distribution and service fee expense: variable life, variable annuities, mutual funds and other products on the statement of operations.

The Company has an investment advisory agreement with an affiliate, Advantus Capital Management, Inc. (Advantus). Under this agreement, the Company pays quarterly investment management fees based on total assets managed. Investment management fees incurred by the Company during 2017 were $7. At December 31, 2017, there was no amount due to Advantus under this agreement.

(7) Transactions with Clearing Agents

The agreements with the Company's clearing agents provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreements also require the Company to maintain a minimum deposit of $120.

(8) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2017 consists of the following:

	Current	Deferred	Total
Federal	$ 2,511	$ 519	$ 3,030
State	597	(104)	493
	$ 3,108	$ 415	$ 3,523

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ 3,400
State taxes, net of federal benefit	534
Tax reform rate change	(394)
Other	(17)
	$ 3,523

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2017 are as follows:

Deferred tax assets:	
Net operating losses	$ 469
Unearned income	251
Bonus accrual	288
Gross deferred tax assets	1,008
Deferred tax liabilities:	
Prepaid expenses	228
Deferred gain on investment	298
Capitalized software	572
Gross deferred tax liabilities	1,098
Net deferred tax liabilities	$ 90

(Continued)

(in thousands)

(8) Income Taxes (Continued)

The gross net operating loss carryforwards, which were generated in various states, amount to $10,679 at December 31, 2017, with the majority expiring beginning in 2023.

As of December 31, 2017, management determined that no valuation allowance was needed related to the benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

Income taxes paid for the year ended December 31, 2017 were $2,907.

As of January 1, 2017 and December 31, 2017, the balance of unrecognized tax benefits was zero.

As of December 31, 2017, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2017, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The IRS informed Minnesota Mutual Companies, Inc. (MMC) that it did not intend to audit the consolidated tax return for year 2014. MMC filed an amended consolidate return for 2014 and received a refund. The Company believes that any additional taxes assessed or refunded as a result of a potential examination of the consolidated amended return will not have a material impact on its financial position. The IRS has not stated its intention to audit any other open years.

On December 22, 2017, H.R. 1 (the "Tax Cuts and Jobs Act " or "New Tax Law") was signed into law. At a very high level, the New Tax Law, which is generally effective on January 1, 2018, provides for a reduction in the top corporate tax rate from 35 percent to 21 percent, assesses a toll tax on un-repatriated earnings & profits of controlled foreign corporations as part of a transition to a territorial tax regime, eliminates the alternative minimum tax (AMT) and converts unused AMT credit carryforwards to a refundable credit, provides new rules prohibiting carrybacks of operating losses for losses incurred after 2017, changes insurance company reserving and many other insurance company tax accounting rules, and includes innumerable other provisions that will have a substantial impact on all forms of taxable and non-taxable entities alike.

The Financial Accounting Standards Board Accounting Standards Codification 740 (ASC 740) requires companies to recognize the effect of tax law changes in the period of enactment by re-measuring deferred tax assets and liabilities to the enacted rate. Recognizing the limited time companies had to react to the complex provisions of the New Tax Law, the Securities Exchange Commission staff issued Staff Accounting Bulletin 118 (SAB 118), which provides guidance on accounting for the tax effects of the New Tax Law. SAB 118 provides a measurement period that should not extend beyond one year from the New Tax Law enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the New Tax Law for which the accounting under ASC 740 is complete. To the extent that a company's accounting for certain income tax effects of the New Tax Law is incomplete, but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the New Tax Law.

The Company applied SAB 118 in its year-end accounting for the New Tax Law and is complete with regards to the re-measurement of deferred tax assets and liabilities at December 22, 2017. This re-measurement resulted in a reduction to total income tax expense of $394.

The Company has other undetermined items including the impact to state income taxes, that the Company has not been able to fully assess as of December 31, 2017, and as a result has not recognized any provisional impact. The impact of these items is expected to be immaterial to the financial position of the Company.

(Continued)

(*in thousands*)

(9) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $17,509, which was $16,684 in excess of its required net capital of $825. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.71 to 1 at December 31, 2017. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

(10) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers. The Company does not hold customer funds or safekeep customer securities and therefore claims exemptions from Rule 15c3-3 of the Securities and Exchange Commission under subsections (k)(2)(ii) and (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(12) Subsequent Events

The Company evaluated subsequent events through February 28, 2018, the date these financial statements were issued. There were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2017
(in thousands)

Stockholder's equity	$	26,040
Deductions - nonallowable assets:		
Due from affiliates		684
Other receivables		1,874
Software, net		2,367
State income tax receivable		1,033
Prepaid expenses		577
Total nonallowable assets		6,535
Net capital before haircuts on securities		19,505
Haircuts on securities		1,996
Net capital	$	17,509
Total aggregate indebtedness	$	12,369
Net capital	$	17,509
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $12,369)		825
Net capital in excess of requirements	$	16,684
Ratio of aggregate indebtedness to net capital		0.71 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2017 Part IIA of FOCUS Form X-17A-5 (as amended February 23, 2018) and the above computations.

See accompanying report of independent registered public accounting firm.

Schedule II

SECURIAN FINANCIAL SERVICES, INC.
Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2017

The Company does not carry customer accounts. For the period January 1, 2017 to December 31, 2017, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Schedule III

SECURIAN FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2017

The Company does not carry customer accounts. For the period January 1, 2017 to December 31, 2017, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securian Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Securian Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) Securian Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Minneapolis, Minnesota
February 28, 2018

Securian Financial Services, Inc.'s Exemption Report

Securian Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC")(17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii) throughout the most recent fiscal year, except as described below.

The Company identified **23,397** exceptions, **3,069** of which related to checks transmitted from branch offices to the requisite third parties, and the remaining **20,328** related to checks that were forwarded by the home office to the requisite third parties outside of the timeframes prescribed by 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii).

During the most recent fiscal year (Covered Period), **2,701** of the **3,069** checks transmitted from the Company's branch offices to the requisite third parties were forwarded no later than the end of the next business day following the check's receipt in a branch office. The remaining **20,328** checks were forwarded by the home office made payable to third parties (such as the Company's clearing firm, insurance company issuers of variable life and annuity products, mutual fund distributors and sponsors of unaffiliated investment advisory programs), originally received by branch offices and forwarded, as required, to the Company's Home Office for processing. These checks did not qualify for relief granted under FINRA Rule 2330 or the SEC No Action Letters, or otherwise did not meet the standards necessary to claim relief. However, the Company forwarded **19,831** of the **20,328** checks to the requisite third party by noon after receipt and approval by the Company's Home Office.

I, George I. Connolly, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

George I. Connolly
President & Chief Executive Officer
Securian Financial Services, Inc.

28 February 2018
Date

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Stockholder
Securian Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Securian Financial Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2303******************MIXED AADC 220
31955 FINRA DEC
SECURIAN FINANCIAL SERVICES INC
ATTN:LISA CARRIERE
400 ROBERT ST N STE N
SAINT PAUL, MN 55101-2037

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LISA CARRIERE, 651-665-3045

2. A. General Assessment (item 2e from page 2) $ 83,302

B. Less payment made with SIPC-6 filed (**exclude interest**) (41,124)

7/31/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 42,178

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 42,178

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECURIAN FINANCIAL SERVICES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SR. ASSOCIATE ACTUARY
(Title)

Dated the 21st day of FEBRUARY, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 314,801,228

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — 6,670

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 314,807,898

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — (257,959,638)

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — (280,384)

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — (1,033,168)

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — (259,273,190)

2d. SIPC Net Operating Revenues — $ 55,534,708

2e. General Assessment @ .0015 — $ 83,302

(to page 1, line 2.A.)

SECURIAN FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Schedules
(with report of independent registered public accounting firm thereon)

December 31, 2017